Mail Stop 3561

      January 5, 2006

Marie D. Hlavaty, Esq.
Vice President and General Counsel
Visant Corporation and Visant Holding Corporation
One Byran Brook Place, Suite 202
Armonk, New York 10504

	Re: 	Visant Corporation
		Amendment No. 2 to Registration Statement on Form S-1
		Filed December 7, 2005
		File No. 333-126002

		Visant Holding Corp.
Post-Effective Amendment No. 5 to Registration Statement on Form
S-4
		Filed December 7, 2005
		File No. 333-112055

		Form 10-K for Fiscal Year Ended January 1, 2005 Form 10-Q for Fiscal Quarter Ended April 2, 2005 Form 10-Q for Fiscal Quarter Ended July 2, 2005 Form 10-Q for Fiscal Quarter Ended October 1, 2005 File No. 333-112055

Dear Ms. Hlavaty:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect

Amendment No. 2 to Registration Statement on Form S-1

Note 18.  Business Segments, page F-48
1. We have read your response to our comments 11 and 13 of our letter dated October 12, 2005. It appears that you have aggregated several operating segments into the Jostens reportable segment. However, it does not appear that you have satisfied the aggregation criteria of
SFAS 131 paragraph 17. We note that the yearbook (printing) operating segment does not produce products that are similar in nature to the Scholastic operating segment. We presume that the Scholastic operating segment produces primarily rings. Also, it does not appear that the individual operating segments share the same economic characteristics. Finally, it is not clear why you believe it is appropriate to combine the photo and college operating segments into the Jostens segment as these operating segments either do not share similar economic characteristics with the other operating segments. Further, in the case of the photo operating segment it is not clear that the products and production processes of this operating segment are similar to the other operating segments. Please revise your segment presentation in an amendment to your Form
S-1 as well as in an amendment to your Form S-4.
2. We have read your response to our comment 12 of our letter dated
October 12, 2005. It does not appear that the Jefferson City, Missouri facility shares similar economic characteristics with the other production facilities. Further, it appears that the Jefferson
City facility produces textbooks and catalogues, which are different that the goods produced at the other facilities. Please revise your segment presentation to separately present the results of the Jefferson City facility in an amendment to your Form S-1 as well as in an amendment to your Form S-4.

Undertakings, page II-5
3. In your amended filing, please revise to include the new undertakings which became effective on December 1, 2005. See Questions 3 through 6 in Securities Offering Reform Transition Questions and Answers, which is available on our web site at http://www.sec.gov/divisions/corpfin/transitionfaq.htm. See new
Item
512(a)(4) and 512(g) of Regulation S-B, which were adopted in Securities Offering Reform, Release No. 33-8591 (July 19, 2005), which is available on our web site http://www.sec.gov/rules/final/33-
8591fr.pdf.


*****
      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter with your amendment that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Milwood Hobbs at (202) 551- 3241 or Michael Moran, Accounting Branch Chief, at (202) 551-3841 if you have questions regarding comments on the financial statements and related matters. Please contact Howard M. Baik at (202) 551-3317, Ellie Quarles, Special Counsel, at (202) 551-3238, or me at (202) 551-3725
with any other questions.

								Sincerely,



								H. Christopher Owings
								Assistant Director


cc (via fax):	Rise Norman, Esq.
		(212) 455-2502

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Marie D. Hlavaty, Esq.
Visant Corporation and Visant Holding Corp.
January 5, 2006
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